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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47566

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ST. BERNARD FINANCIAL SERVICES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1609 WEST MAIN ST.
(No. and Street)

RUSSELLVILLE	AR	72801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT KEENAN	479-967-1200	rkeenan@stbernardfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ROBERT KEENAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ST. BERNARD FINANCIAL SERVICES, INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
NOTARY PUBLIC ARKANSAS
DEBRA WELLS
NO. 12397508
YELL COUNTY
My Commission Expires 1-21-2024

Notary Public Debra Wells

Signature: Robert Keenan

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

St Bernard Financial Services, Inc.

Financial Statements and Supplementary Schedule
For The Year Ending December 31, 2021

(With Independent Auditors Report)

Confidential Under Rule 17a-5(e)(3) of the Securities and Exchange Commission

Contents

Independent Auditor's Opinion 3
Financial Statements 4
  Statement of Financial Condition 4
  Statement of Operations 5
  Statement of Cash Flows 6
  Statement of Changes in Ownership Equity 7
  Notes to Financial Statements 9
Supplementary Information Section 14
  Supplementary Computations 15
    Computation of Net Capital 15
    Computation of Net Capital Requirement 15
    Computation of Aggregate Indebtedness 15
    Computation of Reconciliation of Net Capital 15
  Supplementary Statements 16
    Statement Related to Uniform Net Capital Rule 16
    Statement Related to Exemptive Provision (Possession and Control) 16
    Statement Related to Material Inadequacies 16
    Statement Related to SIPC Reconciliation 16
  Supplementary Auditor's Report on Exemption Letter 17
  Supplementary Customer Protection Exemption Letter 18
  Supplementary Auditor's Agreed Upon Procedures Report 19
  Supplementary Agreed Upon Procedures Report SIPC Reconciliation 20

Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of St. Bernard Financial Services, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of St. Bernard Financial Services, Inc. (the "Company") as of December 31, 2021, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond

Fredericksburg, Texas
March 29, 2022

We have served as the St. Bernard Financial Services, Inc.'s auditor since 2021.

St Bernard Financial Services, Inc
Statement Of Financial Condition
As of And For The Year Ended 12/31/2021

ASSETS

Current Assets		
Cash	$8,637	
Clearing Deposit W/ Clearing Company	$25,331	
Accounts Receivable - Commissions	$415,575	
Right of Use Asset	$169,687	
Other Current Assets	$2,704	
Employee Advances	$3,099	
Total Current Assets	$625,034	
Property And Equipment, Net of Depr	$0	
TOTAL ASSETS		$625,034

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities		
Commissions Payable	$344,442	
Accounts Payable	$2,020	
Long Term Lease Liability	$169,687	
Accrued Wages & Bonuses Payable	$23,740	
Payroll Taxes Withheld and Accrued	$2,918	
Income Tax Payable	$0	
Total Current Liabilities	$542,808	
TOTAL LIABILITIES		$542,808
Stockholder's Equity		
Common Stock, $1 Par Value		
Authorized 100,000 Shares;		
Issued and Outstanding 100 Shares	$100	
Additional Paid In Capital	$20,000	
Retained Earnings	$62,126	
TOTAL EQUITY		$82,226
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		$625,034

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Operations
As of And For The Year Ended 12/31/2021

REVENUE		
Commissions and Fees	$5,950,686	
Other Revenue	$243,874	
TOTAL REVENUE		$6,194,560
OPERATING EXPENSES		
Bonus Expenses	$721,916	
Commission Expenses	$4,950,229	
Employee Compensation	$200,080	
Trading and Registration Fee Expenses	$115,786	
Office Expenses	$22,539	
Operating Expenses	$183,857	
TOTAL OPERATING EXPENSES		$6,194,407
INCOME FROM OPERATIONS		$153
OTHER INCOME (EXPENSE)		
Miscellaneous Income		
Interest Income		
NET INCOME		$153
Income Tax Expense		$0
NET INCOME AFTER TAX		$153

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Cash Flows
As of And For The Year Ended 12/31/2021

OPERATING ACTIVITIES	
Net Income	$153
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	($33,309)
Other Assets	$24,306
Accounts Payable	($3,370)
Payables - Income Tax	($3,700)
Payroll Liabilities	$1,170
Other	$0
Net cash provided by Operating Activities	($14,903)
Additional Paid In Capital	$0
Net cash increase for period	($9,030)
Cash at beginning of period	$17,667
Cash at end of period	$8,637

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Changes In Ownership Equity
As of And For The Year Ended 12/31/2021

	Common	Additional Paid In	Retained	Total
Balance - December 31, 2019	$100	$20,000	$61,973	$82,073
Contributed Capital 2020		$0		
Net Income for the Year 2020			$153	$153
Balance - December 31, 2020	$100	$20,000	$62,126	$82,226

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc

Statement of Changes in Subordinated Liabilities

As of And For The Year Ended 12/31/2021

Subordinated Liabilities Beginning of Year	**$0**
Changes in Subordinated Liabilities	**$0**
Subordinated Liabilities End of Year	**$0**

See Independent Auditor's Report On Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

St. Bernard Financial Services, Inc. (the "Company") was organized in the state of Arkansas on March 24, 1994.

Description of Business

The Company, conducting business in the state of Arkansas, is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is also registered with Financial Industry Regulatory Agency and the Arkansas Securities Department. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

For the purpose of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2021 there are no cash equivalents.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Each of these steps involves management's judgement and an analysis of the material terms and conditions of the contract.

Revenue from contracts with customers includes commissions from retail, institutional, mutual funds, and broker/dealer clients, and is recognized when promised goods or services are delivered to the client in an amount the Company expects to receive in exchange for those goods or services (i.e., the transaction price).

The Company is entitled to placement and/or transaction fees associated with the success of its work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2021.

Revenue Recognition (Continued)

The Company earns 12b-1 trailer fees from Mutual Fund clients and estimates and accrues amounts it expects to receive. Accrued 12b-1 trailer fees accrued at December 31, 2021 total $124,088, and are included in commission receivables.

Recent Accounting Pronouncements – ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). The new accounting standard is applied to operating leases with a term greater than 12 months and requires lessee's to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset").

The updated standard is effective for fiscal years beginning after December 15, 2018 and the Company adopted the new standard on January 1, 2019 using the modified retrospective approach, which requires the Form to (i) apply the new standard to leases in place as of the adoption date, (ii) record a cumulative-effect adjustment to retained earnings as of the first day of the adoption year, and (iii) follow the new rules for all leases entered or modified going forward. In accordance with this approach, assets and liabilities for periods prior to January 1, 2019 will not be revised.
The core principle in the new guidance is that a company should provide information necessary to understand its leasing activities including a comprehensive understanding of the costs of property essential to a company's operations and how those costs are funded including the recognition of assets and liabilities associated with leases.

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Consequently, the Company recorded on its balance sheet the remaining right-to-use asset of $169,687 and a lease liability of the same, $169,687.

Also, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1. The New Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15C3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the new capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for new capital purposes. The new guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter will substantially negate the effect of its application on the Company's Net Capital; however, management notes a change to the disclosures based on the additional requirements prescribed by ASC 842. These new disclosures include information regarding the judgements used in determining the present value of lease payments and the corresponding value of the right-of-use asset, in the amount referenced in the preceding paragraph.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 29, 2022, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Disclosures about the Fair Value of Financial Instruments

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2021, which included cash and cash equivalents, commission's receivable, certificate of deposit and payable, are reasonable estimates of their fair value.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2021, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Revenue is recognized under the market value method for the securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statements and income tax reporting

Accounts Receivable - Commissions

The Company considers accounts receivable - commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, there will be charges to operations when that determination is made. Determination of noncollectability is made by management based on knowledge of specific accounts and customer information. Past-due accounts are not charged interest.

Concentration of Credit Risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $250,000 per account by the Federal Deposit insurance Corporation (FDIC).

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net Capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

There are no differences between net capital as computed in St. Bernard Financial Services, Inc.'s part IIA of Form X-17A-5 filed for the period ending December 31, 2021, and the net capital as computed.

NOTE C – RELATED PARTY TRANSACTIONS

The company has an expense agreement with its shareholder. Under this agreement all operating expenses are paid by the Company, exclusive of personal expenses of the shareholder. The shareholder rents office equipment to the Company.

NOTE D - POSSESSION OR CONTROL REQUIREMENTS

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement is claimed based on Section (k)(2)(ii) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a "Computation of Determination of Reserve Requirements" and the schedule of "Information relating to Possession or Control requirements".

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE E – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company used only one clearing house and maintained a $25,331 cash deposit which may not be withdrawn for normal operating costs, but is restricted to cover any errors charged to Company not as a result of the clearing organization.

NOTE F - COMMITTMENTS AND CONTINGENCIES

The Company currently has a lease agreement for rental of its office facilities. Rental expense for the office facilities for 2021 was $16,226.

NOTE G - SECURITY DEPOSIT/ OFFICE LEASE

In 2021, the Company renewed its lease agreement for its office space for 10 more years, expiring on August 31, 2031. The remaining future long term lease liability is $169,687 and is listed as a liability on the balance sheet. The remaining future right-of-use value is also $169,687 and is listed as an asset on the balance sheet.

St Bernard Financial Services, Inc

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of And For The Year Ended 12/31/2021

St. Bernard Financial Services, Inc.
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2021

Computation of Net Capital

Total Stockholder's Equity	$	82,226
Allowable Subordinated Loans	$	-
Non-Allowable Assets	$	45,910
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	36,316

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	24,887
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	27,313
Excess Net Capital	$	9,003

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	373,120
Percentage of Aggregate Indebtedness to Net Capital		1027.42%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2021	$	35,967
Adjustments		
Increase (Decrease) in Equity	$	(24)
Increase (Decrease) in Subordinated Loans	$	-
(Increase) Decrease in Non-Allowable Assets	$	373
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	36,316
Reconciled Difference	$	-

St Bernard Financial Services, Inc.

Supplementary Statements Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
As of and for the Year Ending 12-31-2021

Statement Related to Uniform Net Capital Rule

The Company is a member of FINRA and is subject to SEA Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. As of 12-31-21, the Company had net capital of $36,316 which was $9,003 in excess of its required net capital of $27,313. The Company's ratio of aggregate indebtedness to net capital was 1027%. The Company has elected to use the basic computation method, as is permitted by rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3 percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its Net Capital requirement under alternative reserve method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker/dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

State Related to Exemptive Provision and Control

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 156-3(k)(2)(ii); all customer transactions cleared through another broker/dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report, and the Computation of Minimum Net Capital as reported in the Supplemental Schedules contained within the audit report, or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 156-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds or securities to segregate nor does it maintain separate accounts for customers.

Tuttle & Bond, PLLC
Certified Public Accountants

**Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2021**

**Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3**

Exemption: 15c3-3(k)(2)(ii)

Robert Keenan
St. Bernard Financial Services, Inc.
1609 West Main Street
Russellville, AR 72801

Dear Robert Keenan:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which St. Bernard Financial Services, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. St. Bernard Financial Services, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. St. Bernard Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about St. Bernard Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond PLLC

Fredericksburg, Texas
March 29, 2022

St. Bernard Financial Services, Inc.

Supplementary Customer Protection Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2021

St. Bernard Financial Services, Inc.

1609 West Main Street • Russellville, AR 72801

Pho 479-967-1200 • Fax 479-967-9344 • www.stbernardfinancial.com

January 28, 2022

Tuttle And Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, St Bernard Financial Services, Inc.

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from January 1, 2021 through December 31, 2021, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Best Wishes,

Robert Keenan

Robert Keenan, CEO
St Bernard Financial Services, Inc.

RK/kk

MEMBER FINRA & SIPC

Tuttle & Bond, PLLC
Certified Public Accountants

St. Bernard Financial Services, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

<u>Report of Independent Registered Public Accounting Firm on Applying</u>
<u>Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)</u>
<u>Form SIPC-7</u>

St. Bernard Financial Services, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2021, which were agreed to by St. Bernard Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating St. Bernard Financial Services, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. St. Bernard Financial Services, Inc.'s management is responsible for St. Bernard Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 1, 2021 through December 31, 2021 with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tuttle & Bond PLLC

Fredericksburg, Texas
March 29, 2022

St. Bernard Financial Services, Inc.
Supplementary Agreed Upon Procedures Report SIPC Reconciliation
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2021

St. Bernard
December 31, 2021
SIPC 7 Reconciliation

			Date Paid:	Check #:	Paid To:
Total Due	$	2,286			
Overpayment Applied	$	-			
Balance Due after SIPC 6 Payment Applied Overpayment	$	1,336			
Paid with SIPC 6	$	950	September 9, 2021	3058	SIPC
Paid with SIPC 7	$	1,336	February 15, 2022	ACH	SIPC
Total Paid	$	2,286			
Reconciled Difference (Overpayment) Underpayment	$	0			